E-Mail:                     greg@indegliacarney.com

December 4, 2013

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, NW
Judiciary Plaza
Washington, DC  20549

Re:	Compliance & Risk Management Solutions, Inc.
Registration Statement on Form S-1

Ladies and Gentlemen:

On behalf of Compliance & Risk Management Solutions, Inc. (“CRM”), we are furnishing for filing via EDGAR CRM’s Registration Statement on Form S-1 covering the registration under the Securities Act of 1933, as amended, of 1,508,000 shares of common stock, $0.0001 par value per share of CRM of which (i) 1,000,000 shares are being offered for sale by the CRM and (ii) 508,000 shares are being offered by certain selling stockholders of CRM.

CRM’s management informed us that the registration fee was wired to the SEC’s account on or about November 27, 2013.

Please direct all comments and inquiries regarding this filing to me at (310) 982-2720.

Very truly yours,

Indeglia &Carney

/s/Gregory R. Carney

Gregory R. Carney

1299 Ocean Avenue, Suite 450, Santa Monica, CA 90401
Phone 310.982.2720 | Fax 310.458.8007
Email info@indegliacarney.com | www.indegliacarney.com